

October 2, 2020

VIA E-mail

Deborah Bielicke Eades, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601

Re: E-Valuator Funds Trust
File Nos. 333-248668 and 811-23606

Dear Ms. Eades:

On September 8, 2020, E-Valuator Funds Trust (the "Trust"), filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") in connection with the E-Valuator Very Conservative (0%-15%) RMS Fund, E-Valuator Conservative (15%-30%) RMS Fund, E-Valuator Conservative/Moderate (30%-50%) RMS Fund, E-Valuator Moderate (50%-70%) RMS Fund, E-Valuator Growth (70%-85%) RMS Fund and E-Valuator Aggressive Growth (85%-99%) RMS Fund (each, a "Fund" and together, the "Funds").

We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

E-Valuator Very Conservative (0%-15%) RMS Fund

Fees and Expenses of the Fund (page 1)

1. If the Adviser's agreement to waive fees and/or reimburse expenses may be terminated earlier by the Board of Trustees, please disclose this and under what circumstances it may do so in footnote 3 to the fee table. *See* Item 3, Instr. 3(e) of Form N-1A.

Portfolio Turnover (page 2)

2. The portfolio turnover rate provided shows the rate for fiscal year ended September 30, 2019. Please update with the rate for most recently completed fiscal year. *See* Item 3, Instr. 5 of Form N-1A.

Principal Investment Strategies (page 3)

3. The first sentence of the second paragraph indicates that the Adviser allocates the Fund's assets by utilizing "proprietary quantitatively based models." Please include corresponding risk disclosure regarding the use of models.

4. The sixth paragraph states that the Fund may invest in Underlying Funds that utilize derivatives. Please discuss the types of derivatives in which such Underlying Funds might invest and tailor the disclosure with respect to risks related to the use of derivatives accordingly. *See* Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010.

Principal Risks (page 4)

5. Consider whether the order in which risks are presented is appropriate for the Fund. For example, the staff notes that the Fund will allocate most of its assets to fixed income ETFs. However, the risk disclosure lists Equity Risk and Dividend-Paying Securities Risk before the risks associated with fixed income securities.

6. <u>Interest Rate Risk (page 5)</u>. Consider whether any additional disclosure is warranted here or in another appropriate location in the registration statement, in light of the current low interest rate environment and the Federal Reserve's expectation not to increase rates in the immediate future.

7. <u>RIC Qualification Risk (page 7)</u>. This risk notes that "the Fund's investments in certain ETFs that invest in or hold physical commodities could cause the Fund to fail the income source component of the RIC [federal tax] requirements." The principal investment strategy and risk disclosure contains no mention of investing in Underlying Funds that may hold physical commodities. If the Fund plans to do so, please revise the disclosure accordingly. If the Fund does not plan to invest in such Underlying Funds, consider whether RIC Qualification Risk is a principal risk.

Performance History

8. The disclosure under the bar chart on page 7 indicates that performance presented prior to May 26, 2016 is the historic performance of a "bank-sponsored collective investment fund . . . of which the Predecessor Fund is the successor." Please state the name of this bank-sponsored collective investment fund.

E-Valuator Moderate (50%-70%) RMS Fund

9. The second paragraph under Principal Investment Strategies on page 28 states that "in periods when interest rates are relatively high the Fund may adjust the allocation to fixed income to compensate for that environment . . . in periods where interest rates are relatively low, the Fund may need to adjust the allocation to fixed income in an inverse manner to compensate for that environment." Please be more specific. If the Fund will decrease its allocation to fixed income when interest rates are relatively high and increase its allocation when interest rates are low, please state so rather than saying "adjust the allocation" to "compensate for that environment."

Statement of Additional Information

Portfolio Turnover

10. Please update the portfolio turnover rates to include rates for 2020 and explain any significant variation in a Fund's portfolio turnover rates over the two most recently completed fiscal years. *See* Item 16(e) of Form N-1A.

Financial Information

11. The staff notes that the financial statements of the Predecessor Funds that the Funds are adopting and incorporating by reference are for the fiscal year ended September 30, 2019. Please provide or incorporate by reference to the audited financial statements for the fiscal year ended September 30, 2020. If such financial statements are not available, then please provide interim financial statements dated within the past 245 days or incorporate such information by reference. *See* Item 3-18 of Regulation S-X.

12. For any filings that are incorporated by reference, please provide a hyperlink to the filing in accordance with the FAST Act Modernization and Simplification of Regulation S-K. See Rule 411 under the Securities Act of 1933 and Rule 0-4 under the 1940 Act.

*   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: Vincent J. DiStefano, Branch Chief
        Christian T. Sandoe, Assistant Director